EXHIBIT 99.1

For Immediate Release

NOVADAQ Reports Second Quarter 2014 Financial Results

Toronto, Ontario – August 5, 2014 – Novadaq® Technologies Inc. (“NOVADAQ” or the “Company”) (NASDAQ: NVDQ, TSX: NDQ), the leading developer and provider of clinically relevant imaging solutions for use in surgical and diagnostic procedures, today announced financial results for its second quarter ended June 30, 2014. Unless otherwise indicated, all dollar amounts in this press release are expressed in United States (“U.S.”) dollars.

NOVADAQ reported second quarter 2014 revenues of $11.2 million, compared to $8.1 million in the second quarter of 2013, representing an increase of 38%. NOVADAQ’s strategy of investing in a direct sales team resulted in $5.1 million in PINPOINT® and LUNA® sales compared to $1.2 million in the second quarter of last year. During the second quarter, royalty revenues were recognized only from da Vinci® Si systems, while royalty revenues from the new da Vinci Xi systems are delayed until U.S. Food and Drug Administration clearance is received.

NOVADAQ estimates that procedures performed using SPY® technology systems during the quarter was 7,400, representing an increase of 39%, year-over-year and an increase of 13% over the previous quarter. The increase was mainly driven by PINPOINT, LUNA and FIREFLY™.

Second quarter gross profits of $6.9 million (62% margin), represented an increase of 37% compared to profits of $5.1 million (62% margin) in the same period last year.

Net income of $6.3 million for the second quarter of 2014 increased by $16.0 million compared with the $9.7 million net loss in second quarter of 2013. Second quarter 2014 earnings per share were $0.11, excluding the impact of a non-cash $10.8 million warrants revaluation gain in the period, the loss per share was $0.08.

Second quarter 2014 operating burn (cash consumed by operating activities before changes in working capital) was $1.5 million compared to an operating burn of $0.6 million in the second quarter of 2013. This difference in operating burn was mainly driven by increased sales and distribution expenses associated with the build-out of NOVADAQ’s direct sales and marketing infrastructure. During the period, working capital consumed was $5.7 million, and $1.8 million was invested in fixed assets, including $1.7 million used to build SPY technology systems for evaluation and placement. The Company also utilized $6.7 million in cash, inclusive of transaction costs, to complete the acquisition of Aïmago SA business.

Cash and cash equivalents were $162.1 million at June 30, 2014, reflecting a decrease of $15.1 million, compared to the cash position as at March 31, 2014.

During the second quarter, 129 SPY technology systems, including FIREFLY, were shipped globally. Included in those shipments were sales of 47 PINPOINT, LUNA and SPY systems. Exiting the quarter, more than 100 PINPOINT and LUNA systems were installed as evaluation units.

“The second quarter marks a milestone for us, as approximately half of our revenues were generated from direct sales,” commented Dr. Arun Menawat, NOVADAQ President and CEO. “In line with the clinical value proposition of our products, we are announcing the initiation of two multi-center studies using PINPOINT: PILLARTM III, focused on lower anterior colon resection and the FILMTM study for lymphatic mapping in gynecological oncology.”

Conference Call Details

NOVADAQ is pleased to invite all interested parties to participate in a conference call, on August 5, 2014 at 8:30 a.m. Eastern Time, during which the results will be discussed.

Those wishing to access the live conference call by telephone should dial 1-877-407-8031 (Canada and the United States) or 1-201-689-8031 (International) several minutes prior to the beginning of the call.

A replay of the conference call can be accessed by dialing 1-877-660-6853 (Canada and the United States) or 1-201-612-7415 (International) and entering the conference identification number 13587138 when prompted.

The call will also be archived for 90 days on the Company’s website at novadaq.com under the “Events” tab in the Investor’s section. A replay of the call will be available for download to a portable audio player or computer, as an MP3 or podcast file, at the same location on NOVADAQ’s website.

About Novadaq Technologies Inc.

Enabling medical professionals with clinically relevant, point-of-care imaging solutions to enhance the lives of patients and their caregivers, while reducing health care costs, is NOVADAQ®’s global mission. SPY® fluorescence imaging technology provides surgeons with real-time visualization, leading to improved outcomes and reduced costs without exposing the patient to radiation. More than 100 peer-reviewed publications demonstrate that the use of SPY imaging technologies during complex surgery and diagnostic procedures, leads to lower rates of post-operative complications and lower hospital costs.

SPY Imaging Systems are United States Food and Drug Administration 510(k) cleared for use in seven surgical specialties. The endoscopic version of SPY called PINPOINT®, combines the capabilities of SPY Imaging with high definition (“HD”) visible light visualization offered by conventional endoscopes. LUNA® is used to assess perfusion in patients being treated for non-healing wounds.

Forward Looking Statements

Certain statements included in this press release may be considered forward-looking. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on NOVADAQ’s current beliefs as well as assumptions made by and information currently available to NOVADAQ and relate to, among other things, the Company’s strategy, strategic goals, research and development activities, research and clinical testing outcomes, taxes, capital expenditures, future operations, future financial position, future revenues/results, projected costs, prospects and plans and objectives of management.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by NOVADAQ in its public securities filings available at www.sec.gov and

www.sedar.com, actual events may differ materially from current expectations. NOVADAQ disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For more information, please contact:

Novadaq Technologies Inc.

Elif McDonald

Vice President, Corporate Communications and Investor Relations

1-905-629-3822 ext: 218

investor@novadaq.com

www.novadaq.com

Stephen Kilmer

Investor Relations

1-647-872-4849

skilmer@novadaq.com

Novadaq Technologies Inc.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited)

(expressed in U.S. dollars, except common shares outstanding)

	As at June 30, 2014	As at December 31, 2013
ASSETS
Current assets
Cash and cash equivalents	$162,053,197	$182,329,782
Accounts receivable	12,799,028	8,502,095
Prepaid expenses and other assets	1,648,767	1,032,431
Inventories	4,742,937	3,845,695

	181,243,929	195,710,003
Non-current assets
Property and equipment, net	14,927,303	13,360,833
Intangible assets, net	12,895,360	3,303,647

Total Assets	$209,066,592	$212,374,483

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$5,880,512	$7,123,563
Provisions	257,705	187,080
Deferred revenue	385,340	380,325
Deferred partnership fee revenue	1,300,000	1,300,000
Repayable government assistance	—	17,587

	7,823,557	9,008,555
Non-current liabilities
Deferred revenue	179,084	193,626
Deferred partnership fee revenue	1,341,666	1,991,666
Shareholder warrants	25,186,805	26,065,994

Total Liabilities	$34,531,112	$37,259,841

Shareholders’ Equity
Share capital	$314,763,726	$307,103,074
Contributed surplus	10,543,578	8,953,041
Deficit	(150,771,824)	(140,941,473)

Total Shareholders’ Equity	$174,535,480	$175,114,642

Total Liabilities and Shareholders’ Equity	$209,066,592	$212,374,483

Common shares outstanding	55,474,068	54,894,038

Novadaq Technologies Inc.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND

COMPREHENSIVE INCOME (LOSS)

(Unaudited)

(expressed in U.S. dollars)

	For the three months ended		For the six months ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Product sales	$10,391,137	$7,075,710	$19,782,528	$13,375,953
Royalty revenue	270,000	467,766	675,000	908,444
Partnership fee revenue	325,000	325,000	650,000	650,000
Service revenue	166,019	229,473	342,850	441,995

Total revenues	11,152,156	8,097,949	21,450,378	15,376,392
Cost of sales	4,232,023	3,043,252	7,833,920	5,775,394

Gross profit	6,920,133	5,054,697	13,616,458	9,600,998

Selling and distribution costs	7,192,559	3,512,448	13,900,119	5,860,704
Research and development expenses	2,331,027	2,045,826	4,585,945	3,533,024
Administrative expenses	1,968,860	1,742,733	3,963,471	3,103,472
Write-down of inventory	—	31,285	—	31,285

Total operating expenses	11,492,446	7,332,292	22,449,535	12,528,485

Loss from operations	(4,572,313)	(2,277,595)	(8,833,077)	(2,927,487)
Finance costs	—	(5,300)	—	(176,489)
Finance income	59,088	17,861	127,468	32,704
Warrants revaluation adjustment	10,794,176	(7,472,882)	(1,149,742)	(9,578,924)
Gain on investment	—	25,000	25,000	25,000

Income (loss) before income taxes	6,280,951	(9,712,916)	(9,830,351)	(12,625,196)
Income tax expense	—	(25,000)	—	(45,000)

Net income (loss) and comprehensive income (loss) for the period	$6,280,951	($9,737,916)	($9,830,351)	($12,670,196)

Basic income (loss) and comprehensive income (loss) per share for the period	$0.11	($0.21)	($0.18)	($0.29)

Diluted income (loss) and comprehensive income (loss) per share for the period	($0.08)	($0.21)	($0.18)	($0.29)

Novadaq Technologies Inc.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(expressed in U.S. dollars)

	For the three months ended		For the six months ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
OPERATING ACTIVITIES
Net Income (loss) and comprehensive income (loss) for the period	$6,280,951	($9,737,916)	($9,830,351)	($12,670,196)
Items not affecting cash
Depreciation of property and equipment	1,248,889	808,894	2,401,441	1,529,829
Amortization of intangible assets	188,716	55,586	277,040	170,495
Stock-based compensation	1,554,107	816,858	2,330,178	1,216,695
Imputed interest on convertible debentures	—	2,073	—	169,056
Loss (gain) on investment		(25,000)	(25,000)	(25,000)
Warrants revaluation adjustment	(10,794,176)	7,472,882	1,149,742	9,578,924
Write-down of inventory	—	31,285	—	31,285

	(1,521,513)	(575,338)	(3,696,950)	1,088

Changes in non-cash working capital
Increase in accounts receivable	(3,689,277)	(1,748,098)	(4,296,933)	(2,736,679)
Increase in inventories	(1,140,867)	(944,171)	(897,242)	(1,652,160)
Increase in prepaid expenses and other assets	(907,222)	(689,167)	(616,336)	(389,491)
Decrease in accounts payable and accrued liabilities and provisions	(25,759)	984,821	(1,172,126)	1,341,646
Increase (decrease) increase in deferred revenue and deferred partnership revenue	35,999	(220,002)	5,015	(221,783)

Net change in non-cash working capital balances related to operations	(5,727,126)	(2,616,617)	(6,977,622)	(3,658,467)

Decrease in long term deferred revenue and deferred partnership revenue	(365,725)	(319,589)	(664,542)	(611,433)

Cash used in operating activities	(7,614,364)	(3,511,544)	(11,339,114)	(4,268,812)

INVESTING ACTIVITIES
Purchase of property and equipment	(2,025,681)	(1,886,301)	(4,316,388)	(3,138,217)
Disposals of property and equipment	263,697	127,652	348,477	155,422
Purchase of intangible assets including transaction costs	(6,368,753)	—	(6,368,753)	—
Redemption of investments	—	25,000	25,000	25,000

Cash used in investing activities	(8,130,737)	(1,733,649)	(10,311,664)	(2,957,795)

FINANCING ACTIVITIES
Proceeds from issuance of common shares	—	57,856,500	—	57,856,500
Transaction costs paid relating to issuance of common shares	—	(3,181,570)	—	(3,181,570)
Repayment of government assistance	—	(53,504)	(17,587)	(107,665)
Proceeds from exercise of options	355,414	1,562,915	1,107,804	1,612,117
Proceeds from exercise of warrants	284,276	368,281	284,276	621,912

Cash provided by financing activities	639,690	56,552,622	1,374,493	56,801,294

Net (decrease) increase in cash and cash equivalents	(15,105,411)	51,307,429	(20,276,285)	49,574,687
Impact of foreign exchange on cash and cash equivalents	2,034	(6,716)	(300)	(8,288)
Cash and cash equivalents at beginning of period	177,156,574	37,219,867	182,329,782	38,954,181

Cash and cash equivalents at end of period	$162,053,197	$88,520,580	$162,053,197	$88,520,580